Exhibit 99.3

ThermoGenesis Corp.

Video 3, Leveraging ThermoGenesis’ Cell Processing Excellence at the Patient Bedside

December 20, 2013

Matthew Plavan:
Hello everyone and welcome.  I’m Matt Plavan, the CEO of ThermoGenesis and I’m here today is Mitch Sivilotti, Director and Biologist with TotipotentRX and this is the third installment of our Cesca Therapeutics videos.  In this segment, we wanted to talk a little bit about the ThermoGenesis Smart Technologies and the importance of those technologies to the Cesca Therapeutics clinical trials and our regenerative medicine therapies.

As we discussed in the previous videos with Ken Harris, the CEO of TotipotentRX, the importance of having cell processing capabilities that are flexible and smart and intelligent in terms of being able to deliver different cell compositions and formulations for different types of therapies, equally important is once that cell formulation is locked in that it is consistently applied throughout all of the therapies as you scale up your therapeutic business, and that’s where the importance of the ThermoGenesis products play in the Cesca Therapeutics business model.  So we’re here today with Mitch who is probably the best person to talk specifically about how important that is and how we use these technologies at what we call the point of care, and the point of care is simply a way of saying the surgical suite or wherever this therapy that we’re developing and bringing to market is going to be provided to the patient, and he does this day in and day out with his team using our technology, so I wanted to give him an opportunity to share with you how that technology is used and why the ThermoGenesis technology and its intelligence is so vital to being able to do this successfully.  So, welcome Mitch.  I want to turn it over to you and I guess if you could just start with when we say point of care, what we mean, and how do you use our technologies to provide cell therapies?

Mitch Sivilotti:
Well, to give a background on the POC model, basically everything that we do happens inside of the OT or the cath lab at the hospital.  So instead of a typical process that might take place inside of a GMP lab, we take those processes and mobilize them for use in the surgical suite right next to that patient bedside.  In doing so, we need products that can enter that surgical suite, either being mobile, being very light and small, and also being very versatile as you mentioned, so that we can produce a cell type or a cell quantity that can be used in formulation with our treatments for those patients.  But what’s most important to us is the cell health.  When we look at those cells after they’ve been processed, we need to know and be assured every time that they’re going to be capable of delivering a therapeutic to this patient.  One of the things we’ve done with the AXP system is put that through a rigorous post-processing quality control test, and through that testing we’ve realized that even though the system itself is rapid and produces a very high purity result for us for use in the therapeutic, it’s also very gentle on the cells.  So those cells come out as if they were fresh and ready just out of the patient for reinfusion without any damage or any signals that might lead to a necrotic event or an apoptotic event where the cell itself would die after transplant.

You know, the next part of the process is the versatility.  Basically, when we’re creating a number of protocols and processing cells for treatment of these patients, we need to be able to work not only in the cath lab for a cardiac treatment but also in orthopaedic and in other endpoints, potentially neurological.  In that process, we actually produce various products with the same system but the system itself can be modified on a software basis through the firmware and the software itself in the system to produce different cell types through different specifications, and once those are created, those protocols within the system, they can be reproduced time and time again for a very specific trial or study we’re running.

The next part of that process is really time.  Every minute that we spend processing that product inside of a cath lab or inside of the OT is very costly.  In order to reduce that, the AXP platform actually can be modified in order to bring down the time that we take, still producing the same quality and level of safety of that therapeutic product.  In doing so, we haven’t been able to bring that down to under a half an hour for our self-preparation protocols which saves not only in the costs of processing to us but it also saves all that downstream to the patient whose receiving the treatment.  We—that’s a vital part of our model in going forward and we find that to be critical to healthcare concerns for the market where they want to reduce the cost of healthcare.

Matthew Plavan:
So, you’re using our system for a number of different indications and depending on the indication, the type of cells you need and the quantity of cells you want is different.  So can you talk a little bit about the AXP and its ability to provide that for our therapies on a consistent basis?

Mitch Sivilotti:
The beauty of the collaboration between TotiPotent and ThermoGenesis is that we’ve been able to connect our scientists directly with the engineering team here in order to exchange our cellular data with the engineering team to incorporate that into the software and for more programs in the AutoXpress platform.  What that does is it creates a completely repeatable program each time you run the AXP platform to produce a cellular product.  So clearly, on a routine basis you can depend on the software and hardware producing the same thing each time every time.  That’s something we don’t see in other products on the market.

Matthew Plavan:
So Mitch, what I get excited about when we talk about this is, you know, together we’re able to take a technology that ThermoGenesis originally designed for processing cord blood stem cells in a laboratory and we have effectively, through your experience as an organization and our as well, we’ve taken that platform and we’ve been able to repurpose it in addition to what it was designed for to regenerative medicine markets that are exciting, growing and potentially very large, and because, as you’ve just laid out, the system is rigorous, it is flexible.  It can be modified to suit different indications.  It is proven and from your own experience having been in this for five years, it is the best at doing what it does in the regenerative medicine space in terms of all the technology that’s out there.  So, I like that this discussion has kind of highlighted how these two organizations coming together are able to create incremental value that we think will translate to value as a combined company for our shareholders, and so that’s one of the things I wanted to accomplish in this session so I appreciate you being here.

We thank you very much again for joining us and we look forward to our next installment coming soon.  Thank you.